Filed by ChipMOS Technologies Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: ChipMOS Technologies Bermuda Ltd

(Commission File No.: 000-31106)

[English translation; for reference only]

Contact:

In Taiwan Dr. S.K. Chen Vice President, Finance ChipMOS TECHNOLOGIES INC. +886-3-577-0055 sk_chen@chipmos.com

ChipMOS TW’s BOARD FORMS SPECIAL COMMITTEE to evaluate and negotiate A merger with ChipMOS Bermuda

Announced by: ChipMOS TECHNOLOGIES INC.

Date: July 14, 2015

ChipMOS TECHNOLOGIES INC., a company listed on the Taiwan Stock Exchange (Ticker 8150; “ChipMOS TW” or the “Company”), today announced that its Board of Directors has formed a Special Committee (the “Special Committee”) comprised of four Independent Directors to review and evaluate the feasibility of a merger of ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS; “ChipMOS Bermuda”), the parent company of the Company, into the Company and to enter into negotiation with ChipMOS Bermuda in relation to the possible transaction and all other related matters. The Special Committee intends to engage an independent financial advisor, tax advisor, legal counsel and other experts to assist it in evaluating and negotiating the possible transaction and submit its recommendations on whether to proceed with the merger, and the structure and consideration of the merger to the Board of Directors for approval.

ChipMOS TW cautions its shareholders and other persons considering trading its securities that it does not currently plan to provide interim updates on the Special Committee's work, and does not expect to report on the strategic review process until the Special Committee has completed the process and made its recommendation to the Board of Directors for its consideration and action, if any, which has been approved by Board of Directors. In addition, ChipMOS TW cautions that the Special Committee has not established a timetable and that no assurance can be made that any agreement or transaction will be approved, executed or consummated.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. ("ChipMOS TW" or the “Company”), established in August 1997, is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS TW provides assembly and testing services for high density memory, mixed-signal and liquid crystal display (LCD) driver semiconductors. ChipMOS TW is a leader in Taiwan's IC packaging and testing industry. In particular, it has the largest capacity of packaging and testing LCD driver semiconductors in the world. For details, please refer to ChipMOS TW's website: http://www.chipmos.com.tw.

This press release is not an offering of securities for sale in any jurisdiction:

ChipMOS TW may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “U.S. SEC”) in connection with the proposed merger. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about ChipMOS TW and ChipMOS Bermuda, the merger and related matters including the terms and conditions of the transaction. U.S. shareholders of ChipMOS Bermuda are urged to read the Form F-4 (if filed), the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the merger carefully before they make any decision at any shareholders’ meeting of ChipMOS Bermuda with respect to the merger. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the merger will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the merger will be made available, free of charge, on the websites of ChipMOS TW (http://www.chipmos.com.tw), or to U.S. shareholders of ChipMOS Bermuda who make a written request to Irene_tsai@chipmos.com.

Forward-Looking Statements:

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes,' 'expects,' 'anticipates,' 'projects,' 'intends,' 'should,' 'seeks,' 'estimates,' 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of transaction. These risks and uncertainties include those expected to be discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS TW may file with the U.S. SEC.